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                              November 18, 2021

       David Briones
       Managing Member
       Larkspur Health Acquisition Corp.
       100 Somerset Corporate Blvd., 2nd Floor
       Bridgewater, New Jersey 08807

                                                        Re: Larkspur Health
Acquisition Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed November 8,
2021
                                                            File No. 333-256056

       Dear Mr. Briones:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment to Form S-1

       Summary, page 1

   1. Please provide a more detailed definition of the "Additional Sponsor Investors."
       Common Stock, page 11

   2. Please indicate if the total includes the 21,777 shares of Class B common stock issued to Francis Knuettel II
as reflected in Exhibit 10.21. If appropriate, please make
                                                        corresponding revisions
throughout the prospectus to reference this issuance. In addition, tell us whether Francis
Knuettel II has registration rights as we note that he did not sign
                                                        Exhibit 10.9 as an
Additional Sponsor Investor. Finally, tell us what relation Francis
                                                        Knuettel II has to any
of the parties in this offering.
 David Briones
Larkspur Health Acquisition Corp.
November 18, 2021
Page 2
Limited payments to insiders, page 27

3. Please discuss Mr. Briones interest in the Brio Agreement which you disclose on page
         125.
Principle Stockholders, page 122

4. Clarify how Footnote 4 applies to Messrs. O'Connor and Briones. In addition, tell us why Larkspur Health LLC is not listed in the table.
       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameDavid Briones                              Sincerely,
Comapany NameLarkspur Health Acquisition Corp.
                                                             Division of
Corporation Finance
November 18, 2021 Page 2                                     Office of Finance
FirstName LastName